                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  9  )*
                                           -----


                           AMERICAN GREETINGS CORPORATION
     -----------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS B COMMON SHARES
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   026375-20-4
     -----------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  5   Pages
                                        ---

                                      13G


         CUSIP No.   026375-20-4                    Page  2   of  5   Pages
                   -----------------


   1          Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                    IRVING I. STONE        SS#: ###-##-####

   2          Check the Appropriate Box if a Member of a Group*     (a) /  /

                                                                    (b) /  /


   3          SEC USE ONLY



   4        Citizenship or Place of Organization

                   U.S.A.

                                Sole Voting Power
      Number of           5
                                   2,022,146
        Shares

     Beneficially         6     Shared Voting Power

       Owned By                       -0-

         Each             7     Sole Dispositive Power

       Reporting                   2,022,146

         Person           8     Shared Dispositive Power

         With                         -0-

   9    Aggregate Amount Beneficially Owned by Each Reporting Person

              2,022,146


  10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                X

  11    Percent of Class Represented by Amount in Row 9

              44.3%


  12    Type of Reporting Person*

             IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13G


     CUSIP No.   026375-20-4                        Page  3   of  5   Pages
               ---------------


   1          Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

               MORRY WEISS              SS#:  ###-##-####

   2          Check the Appropriate Box if a Member of a Group*     (a) / /

                                                                    (b) / /


   3          SEC USE ONLY



   4          Citizenship or Place of Organization

                   U.S.A.

                                Sole Voting Power
      Number of           5
                                     600,000
        Shares

     Beneficially         6     Shared Voting Power

       Owned By                        -0-

         Each             7     Sole Dispositive Power

       Reporting                     600,000

        Person            8     Shared Dispositive Power

         With                          -0-

   9    Aggregate Amount Beneficially Owned by Each Reporting Person

                600,000


  10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                    X

  11    Percent of Class Represented by Amount in Row 9

                13.2%

  12    Type of Reporting Person*

                IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 5 Pages



                                 SCHEDULE 13G


Item 1(a)     Name of Issuer:
              ---------------
              American Greetings Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
              One American Road, Cleveland, Ohio   44144

Item 2(a)     Name of Person Filing:
              ----------------------
              Irving I. Stone
              Morry Weiss

Item 2(b)     Address or Principal Office:
              ----------------------------
              One American Road, Cleveland, Ohio   44144
              One American Road, Cleveland, Ohio   44144

Item 2(c)     Citizenship
              -----------
              U.S.A. with respect to each person named in 2(a) above

Item 2(d)     Title of Class of Securities:
              -----------------------------
              American Greetings Corporation Class B Common Shares

Item 2(e)     CUSIP Number:
              -------------
              026375-20-4

Item 3        Status of Person Filing:
              ------------------------
              Not Applicable

Item 4        Ownership:
              ----------
              (a) Amount beneficially owned  (b) Percent of
                  -------------------------      ----------
                                                 Class
                                                 -----

                  Irving I. Stone - 2,022,146       44.3%
                  Morry Weiss     -   600,000       13.2%

                                                               Page 5 of 5 Pages

                                 SCHEDULE 13G


Item 4          (c) Number of shares as to which such person has:
(Continued)         -----------------------------------------------
----------                 (i)  Sole Power       (ii)  Shared Power
                                 to Vote                  to Vote
                                ----------             ------------

                Irving I. Stone  2,022,146                  -0-
                Morry Weiss        600,000                  -0-

                         (iii)  Sole Power       (iv)  Shared Power
                                to Dispose              to Dispose
                                ----------              ----------

                Irving I. Stone  2,022,146                  -0-
                Morry Weiss        600,000                  -0-

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------
                    Not Applicable

Item 6          Ownership of More than Five Percent on Behalf of
                ------------------------------------------------
                Another Person:
                ---------------
                    Not Applicable

Item 7          Identification and Classification of the Subsidiary
                ---------------------------------------------------
                Which Acquired the Security:
                ----------------------------
                    Not Applicable

Item 8          Identification and Classification of Members of the
                ---------------------------------------------------
                Group:
                ------
                    Not Applicable

Item 9          Notice of Dissolution of Group:
                -------------------------------
                    Not Applicable

Item 10        Certification
               -------------
                    Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       February 9, 1996
                                       ----------------------------------


                                       /s/ Irving I. Stone
                                       ----------------------------------
                                                    Signature


                                       Irving I. Stone
                                       Founder-Chairman
                                       ---------------------------------


Securities\13G-Stone.MW

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February  9, 1996
                                        ------------------------------


                                        /s/ Morry Weiss
                                        ------------------------------
                                                  Signature


                                        Morry Weiss
                                        Chairman and
                                        Chief Executive Officer




Securities\13G-Stone.MW